Exhibit 28.2




                       AMENDMENT, EFFECTIVE APRIL 24, 1997
                                       TO
                  APPLIANCE RECYCLING CENTERS OF AMERICA, INC.
                         RESTATED 1989 STOCK OPTION PLAN


      AMENDMENT TO SECTION 6 OF THE RESTATED 1989 STOCK OPTION PLAN. Upon the ratification and approval of the Company's 1997 Stock Option Plan by the shareholders of the Company (which occurred by a vote of the shareholders at the Annual Meeting of Shareholders on April 24, 1997), Section 6 of the Restated 1989 Stock Option Plan shall be amended as follows:

      All future automatic grants to Non-Employee Directors pursuant to Section 6 of the Restated 1989 Stock Option Plan shall terminate upon shareholder approval of the 1997 Stock Option Plan. All currently outstanding grants under the 1989 Stock Option Plan shall not be effected thereby and shall continue under the terms and conditions of the 1989 Stock Option Plan.